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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 SCHEDULE TO/A

                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)

                            WESTFIELD AMERICA, INC.
                       (Name of Subject Company (Issuer))
             WESTFIELD AMERICA MANAGEMENT LIMITED ACN 072 780 619,
                   IN ITS CAPACITY AS RESPONSIBLE ENTITY AND
              TRUSTEE OF WESTFIELD AMERICA TRUST ARSN 092 058 449
                            WESTFIELD AMERICA, INC.
                           WESTFIELD HOLDINGS LIMITED
                                 FRANK P. LOWY
                                 DAVID H. LOWY
                                 STEVEN M. LOWY
                                 PETER S. LOWY
                      (Names of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  959910 10 0
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                       CRAIG VAN DER LAAN DE VRIES, ESQ.
                            WESTFIELD AMERICA TRUST
                           LEVEL 24, WESTFIELD TOWERS
                               100 WILLIAM STREET
                                SYDNEY NSW 2011
                                   AUSTRALIA
                          TELEPHONE: 011-612-9358-7000
                          FACSIMILE: 011-612-9358-7077
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                             MORRIS J. KRAMER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                       $267,845,192                                                    $53,570

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 16,482,781 shares of common stock, par value $.01 per share ("Common Stock"), of Westfield America, Inc. (the "Shares") at a purchase price of $16.25 per Share in cash. Such number of Shares includes 73,354,863 Shares outstanding as of February 14, 2001, less 56,872,082 Shares already beneficially owned by Westfield America Trust and its affiliates Westfield American Investments Pty. Limited and Westfield Corporation, Inc. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $53,570       Filing Party:   Westfield America Management Limited, in its capacity
                                                          as responsible entity and trustee of Westfield
                                                          America Trust
Form or Registration No.:   5-51021       Date Filed:     March 5, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    /X/  third-party tender offer subject to Rule 14d-1.
    / /  issuer tender offer subject to Rule 13e-4.
    /X/  going-private transaction subject to Rule 13e-3.
    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                         AMENDMENT NO. 1 TO SCHEDULE TO

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 5, 2001, and the Rule 13e-3 Transaction Statement on Schedule TO, originally filed on March 19, 2001 (together, the "Schedule TO/Schedule 13E-3"), by Westfield America Management Limited ACN 072 780 619, in its capacity as responsible entity and trustee of Westfield America Trust ARSN 092 058 449, an Australian publicly traded unit trust (the "Purchaser"), relating to the purchase of all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Westfield America, Inc., a Missouri corporation (the "Company"), at a price of $16.25 per Share, net to the seller in cash, less any amounts required by law to be withheld and paid to governmental entities, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO/ Schedule 13E-3. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless otherwise defined herein, capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase.

ITEM 2. SUBJECT COMPANY INFORMATION.

    Item 2 is amended and supplemented by adding the following sentence as the last sentence to the seventh paragraph under "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends:

    "On March 20, 2001, the Company declared a dividend of $0.3725 per Share for the quarter ended March 31, 2001, which dividend will be paid on the earlier of April 30, 2001 or the expiration date of the Offer, to shareholders of record on March 30, 2001."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    Item 3 is amended and supplemented as follows:

    (a) The Rule 13e-3 Transaction Statement on Schedule TO is being filed by the Purchaser, the Company, Westfield Holdings Limited, an Australian public company, Frank P. Lowy, David H. Lowy, Steven M. Lowy and Peter S. Lowy. The Company's principal executive offices are located at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025 and its phone number is
(310) 478-4456. Westfield Holdings' principal executive offices are located at Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011, Australia, and its phone number is 011-612-9358-7000.

    The following table is added to Schedule I of the Offer to Purchase:

                "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        To the extent not provided above, set forth below are the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Company. The business address of each such person is c/o Westfield America, Inc., 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025, and, except as otherwise noted, such person is a United States citizen.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                   MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                              ------------------------------------------------------------
Roy L. Furman...................  Roy L. Furman was appointed a director of the Company in
                                  1996. Since July 1999, Mr. Furman has served as Vice
                                  Chairman of ING Barings, a securities brokerage firm. Mr.
                                  Furman was Chairman and Chief Executive Officer of Livent
                                  Inc. from April 1998 until June 1999. In 1973, Mr. Furman
                                  co-founded Furman Selz, an investment banking firm (which
                                  was acquired in 1999 by ING Barings), for which he served at various times as Chief Executive Officer, President and Vice
                                  Chairman until April 1998. Mr. Furman currently serves as a
                                  Vice Chairman of Lincoln Center for the Performing Arts,
                                  Chairman Emeritus of The Film Society of Lincoln Center,
                                  Vice President of the New York City Opera and is a member of the Board of the Broadway Television Network. Mr. Furman is
                                  a graduate of Brooklyn College and Harvard Law School.

Francis T. Vincent..............  Francis T. Vincent, Jr. was appointed a director of the
                                  Company in May 1997. Mr. Vincent served as the eighth
                                  Commissioner of Major League Baseball from September 13,
                                  1989 to September 7, 1992. Since 1992, Mr. Vincent has
                                  served on a variety of corporate boards. Prior to 1989, Mr.
                                  Vincent was President and Chief Executive Officer of
                                  Columbia Pictures Industries, Inc., Chairman and Chief
                                  Executive Officer of Coca-Cola Company Entertainment
                                  Business Sector and Executive Vice President of the
                                  Coca-Cola Company. Mr. Vincent also served as Associate
                                  Director of the Division of Corporation Finance of the U.S.
                                  Securities and Exchange Commission. Mr. Vincent received his law degree from Yale Law School in 1963 and is a member of the Bar in New York, Connecticut and the District of
                                  Columbia. Mr. Vincent is a member of the boards of directors of Time Warner, Inc. and Oakwood Homes Corporation.

Larry A. Silverstein............  Larry A. Silverstein was appointed a director of the Company in May 1997. Since 1979, Mr. Silverstein has been President of Silverstein Properties, Inc., a Manhattan-based real
                                  estate investment and development firm which owns interests in and operates over 10 million square feet of office space.
                                  Mr. Silverstein is a member of the New York Bar, and a
                                  Governor of the Real Estate Board of New York, having served as its Chairman. He is a trustee of New York University and is the founder and Chairman Emeritus of the New York
                                  University Real Estate Institute. He is Chairman of the
                                  Realty Foundation, Vice Chairman of the South Street Seaport
                                  Museum, and a board member of the Museum of Jewish Heritage.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                   MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                              ------------------------------------------------------------
Herman Huizinga.................  Herman Huizinga was appointed a director of the Company in
                                  1997. Between 1986 and 1997, he was a member of the
                                  Executive Board of ING Group, a major international banking and insurance group, headquartered in the Netherlands. He
                                  served on many boards of subsidiaries of ING, including as
                                  Executive Director of Mercantile Mutual (Group) Australia
                                  from 1982 to 1986. He serves on the Boards of Eye Hospital
                                  Rotterdam (Chairman 1987-1997) and Industrial Tunnel
                                  Methodology (ITM) in Rotterdam. He has served on a variety of boards in the Netherlands, including Club Rotterdam
                                  (Chairman 1995-1997), "Mandeville" (Erasmus University Award
                                  Committee, Chairman 1996-1997) and Rotterdam Philharmonic
                                  Orchestra.

                                  Mr. Huizinga is a Belgian citizen.

Bernard Marcus..................  Bernard Marcus was appointed a director of the Company in
                                  September 1997. He is a co-founder of The Home Depot, Inc., and is currently its Chairman of the board of directors and has been for over 10 years. He is also a member of the board of directors of Choicepoint, Inc.

Richard E. Green................  Richard E. Green was appointed a director of the Company in
                                  July 2000. Mr. Green served as Co-President of the Company from May 1997 to July 2000 and is currently Vice Chairman of
                                  Operations of the Company. From 1993 to the present, Mr.
                                  Green served as President of Westfield Corporation, Inc., a subsidiary of Westfield Holdings. From 1980 to 1988, he held the position of President of Westfield Holdings' U.S.
                                  operations. From 1968 to 1980 he was an Executive Vice
                                  President of the Company, which was then owned by the May
                                  Company. He is a Past Trustee of the International Council
                                  of Shopping Centers. Mr. Green holds a Bachelor of
                                  Accounting and Finance degree from San Jose State
                                  University.

Roger D. Burghdorf..............  Roger D. Burghdorf was appointed a Senior Executive Vice
                                  President of Leasing and Center Management of the Company in
                                  1996 and became an Executive Vice President of the Company in 1997. From 1989 to 1994, Mr. Burghdorf was Executive Vice
                                  President and Director of Leasing at the Company. He is
                                  responsible for all leasing and management services for the
                                  Company's shopping centers throughout the United States.

Randall Smith...................  Randall Smith has served as an Executive Vice President of the Company since 1997. With over 20 years of experience in the field, Mr. Smith was Vice President at the Company for nine years, before joining Westfield Holdings in 1994. Mr.
                                  Smith has a Bachelor of Arts in art and architecture and a
                                  Master in Business Administration in Marketing from Miami
                                  University.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                   MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                              ------------------------------------------------------------
Mark A. Stefanek................  Mark A. Stefanek was appointed Senior Vice President and
                                  Chief Financial Officer of the Company in 1995 and became
                                  Chief Financial Officer and Treasurer in 1997. He holds a
                                  Bachelor of Business Administration-Accounting from the
                                  University of Notre Dame, is a certified public accountant and spent the first seven years of his career at Arthur
                                  Andersen. From 1985 to 1991 he was Chief Financial Officer
                                  of Western Development Corporation and for the three
                                  previous years he was with Cadillac Fairview Urban
                                  Development, Inc. From 1991 to 1994 he served as Vice
                                  President, Finance and Administration for Disney Development
                                  Company.

Dimitri Vazelakis...............  Dimitri Vazelakis became Senior Executive Vice President of the Company in 1995. In 1997, Mr. Vazelakis was appointed
                                  Executive Vice President of the Company. He holds a Bachelor of Science in Civil Engineering and a Masters in Business
                                  Administration and Finance from New South Wales Institute of
                                  Technology. Mr. Vazelakis joined Westfield Holdings in 1972, came to Westfield Holdings' U.S. operations in 1986 and in
                                  1989 he began heading activities in development, design and construction. Between 1979 and 1986, he worked with
                                  Westfield Holdings in Australia, attaining the position of
                                  Deputy General Manager of Design and Construction. Mr.
                                  Vazelakis is a member of the board of directors of Marks
                                  Vazelakis, Inc.

Irv Hepner......................  Irv Hepner was appointed Secretary of the Company in 1997 and has acted as General Counsel for Westfield Holdings'
                                  U.S. operations since that time. He holds a Bachelor of Arts degree in architecture from Yale College and a Juris Doctor from Benjamin N. Cardozo School of Law. From 1994 until his appointment as Secretary of the Company, Mr. Hepner was a
                                  partner in the firm of Loeb & Loeb LLP in New York City.
                                  Prior to that, from 1983 to 1993, he was first an associate and then a partner with the firm of Mayer, Brown & Platt in
                                  New York City, and was previously associated with Willkie
                                  Farr & Gallagher from 1982 to 1983 and Debevoise & Plimpton from 1979 to 1982.

John Schroder...................  John Schroder was appointed Executive Vice President of the
                                  Company in 2000. Mr. Schroder joined Westfield Holdings in
                                  1994 as State Manager Queensland. Between 1994 and 2000 he
                                  worked with Westfield Holdings in Australia attaining the
                                  positions of Director Management, Marketing and Food Leasing and Director of Leasing. He served on the Board of Directors and was Corporate Licensee of Westfield Shopping Centre
                                  Management Co. Pty Limited and Westfield Shopping Centre
                                  Management Co. (A.C.T.) Pty. Limited, wholly-owned
                                  subsidiaries of Westfield Holdings, from 1997 to 2000. Mr.
                                  Schroder is the head of all operations for the Company's
                                  shopping centers located throughout the United States,
                                  including leasing, management, marketing, property
                                  management and accounting. Mr. Schroder holds a Bachelor of
                                  Commerce degree from the University of New South Wales and holds an Advanced Diploma in Real Estate Practice from the
                                  University of New South Wales.

                                  Mr. Schroder is an Australian citizen."

ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 is amended and supplemented by adding the following sentence as the last sentence to the last paragraph under "THE TENDER OFFER--Section 11. Certain Conditions of the Offer":

    "All conditions to the Offer will be satisfied or waived on or before the expiration of the Offer."

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Item 5 is amended and supplemented as follows:

    The following sentence is added as the last sentence to the sixth paragraph under "SPECIAL FACTORS--Interest of Certain Persons in the Offer and the Merger":

    "On March 19, 2001, the Port Authority ended negotiations with Vornado Realty Trust and authorized its representatives to engage in exclusive negotiations with the Company and Silverstein Properties."

    The first sentence to the first paragraph under "SPECIAL FACTORS--Related Party Transactions--The Management Agreements" is restated in its entirety as follows:

    "WCI manages and leases all of the Company's shopping centers."

    The third sentence to the first paragraph under "SPECIAL FACTORS--Related Party Transactions--Acquisition of Garden State Plaza" is restated in its entirety as follows:

    "Each Series F Partnership Unit has a liquidation preference of $1,000 and is entitled to annual distributions equal to the greater of $85.00 and
    51.4933 (subject to adjustment for stock splits and other similar matters) multiplied by the dividend paid in the same period on a share of Common Stock."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 7 is amended and supplemented by adding the following sentence as the last sentence to the first paragraph under "THE TENDER OFFER--Section 10. Source and Amount of Funds":

    "No alternative financing plans or arrangements have been made to fund the purchase of the Shares in the event that the Purchaser is unable to raise the funds in the Australian market through such underwritten issues of units in Westfield America Trust."

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 8 is amended and supplemented as follows:

    The first sentence to the first paragraph under "SPECIAL FACTORS--Beneficial Ownership of Common Stock" is restated in its entirety as follows:

        "The following table sets forth certain information as of February 14, 2001, regarding the amount of Common Stock beneficially owned by the following:

       - each of the Purchaser and Westfield Holdings;

       - the executive officers and the directors of each of the Purchaser, Westfield Holdings and the Company;

       - each entity or person controlling the Purchaser, Westfield Holdings and the Company; and

       - each person known to the Company to own beneficially more than five percent of the outstanding Shares."

    The reference to Stephen P. Johns in the table under "SPECIAL
FACTORS--Beneficial Ownership of Common Stock" is restated in its entirety as follows:

    "Stephen P. Johns

      Director of the Purchaser                25,000(6)                *"

    The following persons are added to the table under "SPECIAL
FACTORS--Beneficial Ownership of Common Stock":

"

Roy L. Furman...............................................   63,776          *
  Director of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Richard E. Green............................................  252,000          *
  Director and Vice Chairman of Operations of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Herman Huizinga.............................................    6,016          *
  Director of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Bernard Marcus..............................................   14,052          *
  Director of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor Los Angeles, California 90025

Larry A. Silverstein........................................   15,776(7)       *
  Director of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Francis T. Vincent, Jr......................................   53,776          *
  Director of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Randall J. Smith............................................    7,000          *
  Executive Vice President of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Mark A. Stefanek............................................   29,295          *
  Chief Financial Officer and Treasurer of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Roger D. Burghdorf..........................................      200          *
  Executive Vice President of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Dimitri Vazelakis...........................................    2,500          *
  Executive Vice President of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

John Schroder...............................................       --          *
  Executive Vice President of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

Irv Hepner..................................................    3,900          *
  Secretary of the Company
  c/o Westfield America, Inc.
  11601 Wilshire Boulevard
  12th Floor
  Los Angeles, California 90025

"

    The following footnotes are added to the table under "SPECIAL
FACTORS--Beneficial Ownership of Common Stock":

    "(6) All 25,000 Shares are directly owned by Canzak Pty. Limited, an
       Australian company, of which Stephen P. Johns is the sole stockholder. Solely for U.S. securities laws purposes, Mr. Johns may be deemed to have beneficial ownership of the Shares owned by Canzak Pty. Limited.
       Mr. Johns disclaims beneficial ownership of the Shares held by Canzak Pty. Limited.

    (7) 12,000 Shares are owned by Mr. Silverstein's wife. Mr. Silverstein disclaims beneficial ownership of such Shares."

ITEM 11. ADDITIONAL INFORMATION.

    Item 11 is amended and supplemented by restating in its entirety the sixth paragraph under "THE TENDER OFFER--Section 8. Certain Information Concerning the Company":

        "THE COMPANY PROJECTION SET FORTH ABOVE SHOULD BE CONSIDERED FORWARD LOOKING INFORMATION. IT IS NOT POSSIBLE TO PREDICT WHETHER

    THE ASSUMPTIONS MADE IN PREPARING THE PROJECTION WILL PROVE TO BE VALID AND THE PURCHASER AND THE COMPANY CAUTION INVESTORS THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. INVESTORS SHOULD CONSIDER THE RISKS AND UNCERTAINTIES IN THE COMPANY'S BUSINESS THAT MAY AFFECT FUTURE PERFORMANCE AND THAT ARE DISCUSSED IN READILY AVAILABLE DOCUMENTS, INCLUDING THE COMPANY'S ANNUAL REPORT AND OTHER DOCUMENTS FILED WITH THE COMMISSION. THESE UNCERTAINTIES INCLUDE THE POTENTIAL EFFECTS OF THE OFFER AND THE MERGER, THE POSSIBILITY OF GENERAL ECONOMIC, BUSINESS AND LEGISLATIVE CONDITIONS THAT ARE LESS FAVORABLE THAN ANTICIPATED, CHANGES IN INTEREST RATES OR THE STOCK MARKETS AND STRONGER THAN ANTICIPATED COMPETITIVE ACTIVITY. WHILE THE FORWARD-LOOKING STATEMENTS REFLECT THE COMPANY'S REASONABLE BELIEF BASED ON THE INFORMATION CURRENTLY AVAILABLE TO IT, THERE CAN BE NO GUARANTEE OR ASSURANCE THAT THE PROJECTION WILL COME TO FRUITION. NUMEROUS FACTORS INCLUDING THOSE SET FORTH ABOVE COULD AFFECT THE COMPANY'S PROJECTION AND ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THOSE PROJECTED ABOVE. THE PRIVATE SECURITIES LITIGATION REFORM ACT'S FORWARD-LOOKING STATEMENT SAFE HARBOR DOES NOT APPLY TO THIS TRANSACTION."

    The following sentences are added to the end of the second paragraph under "THE TENDER OFFER--Certain Legal Matters; Required Regulatory Approvals":

    "The Company's articles of incorporation also contain provisions similar to
    Section 351.459. Such provisions do not apply, however, to an interested shareholder as of April 15, 1997."

    The following paragraph is added after the last paragraph under "THE TENDER OFFER--Certain Legal Matters; Required Regulatory Approvals":

        "On March 19, 2001, the plaintiffs in the actions pending in the Western District of Missouri filed a Consolidated Amended Class Action Complaint, naming the Company, its directors and Westfield America Trust, as defendants. The Amended Complaint realleges claims substantially similar to those set forth in the complaints previously filed in the Western District of Missouri. In addition, the Amended Complaint alleges, among other things, that the tender offer documents violate Section 14(e) of the Exchange Act and Rule 14e-3(a) promulgated thereunder because they contain untrue, material statements or omit to state material facts necessary to prevent the documents from being misleading. The allegations regarding violation of the Exchange Act are brought as an individual action on behalf of the named plaintiffs, rather than as a class action. The Amended Complaint also seeks a declaration from the Court as to the applicability of Missouri's Business Combination Statute to the transaction, as well as an injunction against completion of the proposed transaction, and damages in unspecified amounts. The Amended Complaint is titled DAVID ROSENBERG V. WESTFIELD AMERICA, INC. ET. AL., Civil Action No. 01-0165-CV-W-3 (W.D. Mo.). A copy of the Amended Complaint is filed as Exhibit (a)(5)(I) and is incorporated herein by reference in its entirety. The Company has moved to dismiss the actions filed in the Missouri federal court (which it plans to amend to take into account the new matters in the Amended Complaint) and plans to file a similar motion either in California State or federal actions, depending on which ultimately proceeds."

ITEM 12. EXHIBITS.

    Item 9 is amended and supplemented by adding the following exhibit:

        "(a)(5)(I) Copy of amended complaint titled David Rosenberg v. Westfield America, Inc., Westfield America Trust, David H. Lowy, Herman Huizinga, Bernard Marcus, Francis T. Vincent, Jr., Larry A. Silverstein, Roy L. Furman, Frank P. Lowy, Peter Lowy, filed on March 19, 2001 in the United States District Court for the Western District of Missouri, Western Division."

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Item 13 is amended and supplemented as follows:

    The following sentence is added as the last sentence to the third paragraph under "SPECIAL FACTORS--Background of the Offer and the Merger":

    "No proposals were considered that did not involve the continued operation of the Company."

    The following cross-reference is added as the last sentence to the first paragraph under "SPECIAL FACTORS--Background of the Offer and the Merger":

    "For a discussion regarding the Company's difficulty in raising additional equity in the U.S., see "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser for the Offer and the Merger."

    The following sentences are added before the last sentence to the seventeenth paragraph under "SPECIAL FACTORS--Background of the Offer and the Merger":

    "No third party bids were solicited because the Special Committee concluded that, based on discussions between the Special Committee's financial advisor and the Purchaser's financial advisor, the Purchaser would not consider a liquidation of the Company or a sale of its Shares. In addition, the Special Committee determined that the Purchaser's and the Westfield Affiliates' beneficial ownership of approximately 77.5% of the Shares would have effectively precluded the possibility of a third party bid."

    The following sentence is added as the last sentence to subparagraph
(6) under "SPECIAL FACTORS--Fairness of the Offer and the Merger":

    "the Special Committee expressly adopted the conclusions of Lehman in its determination that the per Share amount is fair to the Company's shareholders (other than the Purchaser and the Westfield Affiliates);"

    The first and second sentences to subparagraph (10) under "SPECIAL FACTORS--Fairness of the Offer and the Merger" are restated in their entirety as follows:

    "the fact that if a merger transaction with the Purchaser was not negotiated and the Company remained a publicly held corporation, it is possible that, because of a decline in the market price of the Shares or the stock market in general, the going concern value as measured by the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $16.25 per Share price to be received by the Company's shareholders in connection with the Offer and the Merger; the Special Committee considered the fact that after the Effective Time of the Merger, the holders of the Shares will not participate in the future earnings and growth of the Company;"

    The second paragraph under "SPECIAL FACTORS--Fairness of the Offer and the Merger" is restated in its entirety as follows:

        "THE BOARD. The Board, on behalf of the Company, believes that consideration of the Offer and the Merger was procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Company's shareholders (other than the Purchaser and the Westfield Affiliates); (ii) the Special Committee retained and was advised by a nationally recognized financial advisor, Lehman, in evaluating the proposed transaction; (iii) of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; (iv) the $16.25 per Share cash purchase price, together with the continued payment of regular quarterly cash dividends (or PRO RATA portions thereof) until the conclusion of the Offer; (v) the Merger Agreement, including the Offer and the Merger, was approved by all of the independent directors of the Board; and (vi) the other terms and conditions of the Merger Agreement resulted from arm's-length bargaining between the respective advisors of the Special Committee and the Purchaser."

    The following is added as the last sentence to the third paragraph under "SPECIAL FACTORS--Fairness of the Offer and the Merger":

        "The Board believes that consideration of the Offer and the Merger was procedurally fair to the Company's shareholders (other than the Purchaser and the Westfield Affiliates) for all of the reasons described above, even though (i) the Merger Agreement does not require that a majority of the Company's shareholders (other than the Purchaser and the Westfield Affiliates) vote in favor of approval and adoption of the Merger Agreement to consummate the Merger, and (ii) no unaffiliated representative was retained to act solely on behalf of the Company's shareholders."

    The first sentence to the fourth paragraph under "SPECIAL FACTORS--Fairness of the Offer and the Merger" is restated in its entirety as follows:

        "Neither the Special Committee nor the Board considered the net book value of the Company or the liquidation value of the Company's assets as meaningful measures of the fair value of the Shares and neither considered liquidation to be a viable course of action because the Special Committee was advised that the Purchaser would not consider a liquidation of the Company or a sale of its Shares."

    The following paragraph is added after the penultimate paragraph under "SPECIAL FACTORS--Fairness of the Offer and the Merger":

        "The Company believes that the Offer and the Merger are fair to the Company's shareholders (other than the Purchaser and the Westfield Affiliates) based on the information and factors considered by the Special Committee and the Board. The Company expressly adopts the analysis and the factors underlying such analysis of each of the Special Committee, the Board and Lehman."

    The last sentence to the penultimate paragraph under "SPECIAL
FACTORS--Position of the Purchaser Regarding the Fairness of the Offer and the Merger" is restated in its entirety as follows:

        "Therefore, the Purchaser believed that neither the net book value of the Company nor the liquidation value of the Company's assets were meaningful measures of the fair value of the Shares, and no appraisal of liquidation value was sought for purposes of valuing the Shares because the Purchaser would not consider a liquidation of the Company or a sale of its Shares."

    The following section is added after "SPECIAL FACTORS--Position of the Purchaser Regarding the Fairness of the Offer and the Merger":

    "POSITION OF WESTFIELD HOLDINGS AND THE LOWY FAMILY REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

        Under the Exchange Act rules governing "going-private" transactions, Frank P. Lowy, David H. Lowy, Steven M. Lowy and Peter S. Lowy (collectively, the "Lowy Family"), and Westfield Holdings may be deemed to be affiliates of the Company through their beneficial ownership of Shares held by the Purchaser and the Westfield Affiliates. References to beneficial ownership of Westfield Holdings and the Lowy Family are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters. Westfield Holdings and the Lowy Family are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules of the Exchange Act. Although Westfield Holdings and the Lowy Family have interests that may be in conflict with those of the Company's shareholders (other than the Purchaser and the Westfield Affiliates), each of Westfield Holdings and the Lowy Family believe that the Offer and the Merger are fair to such shareholders based on the information and factors considered by the Purchaser. Each of Westfield Holdings and the Lowy Family expressly adopts the analysis and the factors underlying such analysis of the Purchaser."

    The following sentence is added as the last sentence to the second paragraph under "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser for the Offer and the Merger":

    "Since its initial public offering, the Company has not been able to raise common equity in the United States for reasons that include the following:

       - The limited amount of capital invested in the mall REIT sector makes attracting common equity capital in this sector highly competitive. During the last three years, there has been only one underwritten common stock offering by any of the six largest mall REITs in the United States, and that offering was completed in July 1999. According to Bloomberg, the issuing REIT's shares were sold at a below market price and fell 5.3% on the New York Stock Exchange on the day following the sale.

       - The Company's ability to attract common equity is also constrained by a number of structural factors. The Company has a slower funds from operations growth rate than its principal competitors, mainly due to its higher payout ratio. The majority of funds invested in REITs is provided by U.S. institutional investors and, despite the Company's overall performance relative to its principal competitors, these institutional investors generally prefer REITs that are internally managed as opposed to externally managed REITs like the Company.

       - The Company has not ben able to raise common equity in the United States due to its desire to issue common equity only when the investment of the proceeds from the issuance would increase funds from operations per share. Given the potential investment opportunities for the use of proceeds, and taking into account the discount for an underwritten offering, the issue of common equity would generally have been dilutive to the Company's funds from operations per share.

    The Purchaser does not foresee that the factors that prevented the Company from raising common equity in the past will change."

    The first and second sentences to the fifth paragraph under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" are restated in their entirety as follows:

        "The direct and indirect economic interest of the Purchaser and the Westfield Affiliates in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired in the Offer and the Merger. Following the consummation of the Merger, the Purchaser's and the Westfield Affiliates' collective economic interest in such items will increase to approximately 90.6% on a pro forma basis and the Purchaser and the Westfield Affiliates will be entitled to all benefits resulting from that interest, including the income generated by the Company's operations and any future increase in the Company's value and the right to elect all members of the Board."

    The penultimate sentence to the fifth paragraph under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" is restated in its entirety as follows:

    "Accordingly, following the Merger, there will be no publicly traded Shares of the Company outstanding, and therefore, the holders of Shares (other than the Purchaser and the Westfield Affiliates) will not have the opportunity to participate directly in the future earnings and growth of the Company after the completion of the Offer and the Merger."

    The following paragraphs are added after the fifth paragraph under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer":

    "In addition, under the beneficial ownership rules of the Exchange Act, Westfield Holdings and the Lowy Family may be deemed for purposes of U.S. securities laws to beneficially own the Shares held by the Purchaser and the Westfield Affiliates. As of March 23, 2001, based on the deemed beneficial ownership of Westfield Holdings and the Lowy Family in units of Wesfield America Trust and in shares of capital stock of the Company, Westfield Holdings' and the Lowy Family's economic interests in the Company's net book value and net earnings were approximately 30.2% and 12.9%, respectively. After the Merger and the issuance of Westfield America Trust units to fund the Offer and the Merger, based on the deemed beneficial ownership of Westfield Holdings and the Lowy Family in units of Westfield America Trust and in shares of capital stock of the Company, Westfield Holdings' and the Lowy Family's economic interest in the Company's net book value and net earnings will be approximately 30.4% and 12.4%, respectively, on a pro forma basis. References to beneficial ownership of Wesfield Holdings and the Lowy Family are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters. Westfield Holdings and the Lowy Family are making the statements included in this section solely for the purposes of complying with requirements of Rule 13e-3 and related rules of the Exchange Act."

    The following paragraph is added after the last paragraph under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer:

        "The Company currently anticipates repaying in June 2001 A$155 million in capital notes issued by the Company in Australia with funds raised through the issuance of Common Stock under the Stock Subscription Agreement. The Stock Subscription Agreement was approved by the shareholders at the Company's annual meeting in 1999."

    The following is added after the third paragraph under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger":

        "In addition, none of the members of the Special Committee owns, directly or indirectly, any ordinary units in Westfield America Trust, except Roy L. Furman who beneficially owns 250,000 units in Westfield America Trust."

    The eighth paragraph under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" is restated in its entirety as follows:

        "FINANCIAL AND LEGAL ADVISORS. Lehman has acted as a lender in connection with three refinancings of the Company's properties. Specifically, in December 2000, Lehman funded a $98.5 million fixed rate mortgage secured by the Company's center in Meriden, Connecticut; in October 2000, Lehman funded a $57.0 million floating rate mortgage secured by the Company's center in Vancouver, Washington; and, in May 2000, Lehman funded a $36.0 million fixed rate mortgage secured by the Company's center in Carlsbad, California. The Company paid Lehman approximately $214,000 as a debt placement fee for the Vancouver loan. Lehman did not receive any fees from the Company for the Meriden and Carlsbad loans. Prior to the engagement of Lehman by the Special Committee, Lehman has not provided any investment banking services to the Company. The Company paid Wolf Block approximately $15,500 for legal services during the past two years. In addition, Furman Selz, an investment banking firm co-founded by Roy L. Furman, acted as underwriter for the Company in connection with the Company's initial public offering. Furman Selz received customary underwriting fees for its services. Merrill Lynch has provided financial advisory services to the Company and the Purchaser in the past. The Purchaser has paid Merrill Lynch approximately $175,000 in fees during the past two years. Similarly, Skadden Arps has provided legal services to the Company in the past, including the most recent six months."

    The following sentence is added as the last sentence to the ninth paragraph under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger":

    "In addition, as a director of the Company, each member of the Special Committee is entitled to annual compensation of $20,000 in cash and $20,000 in Common Stock of the Company. No member of the Special Committee has received any consulting fees from the Purchaser or Westfield Holdings.

    The first paragraph under "THE TENDER OFFER--Section 8. Certain Information Concerning the Company" is restated in its entirety as follows:

        "The selected financial information of the Company and its consolidated subsidiaries for the year ended December 31, 1999 and for the year ended December 31, 2001 has been excerpted and derived from the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Company's Form 8-K filed on March 23, 2001. The financial statements of the Company and its subsidiaries for the year ended December 31, 2000 will be contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. More comprehensive financial information will be included in such reports (including management's discussion and analysis of results of operations and financial position) and other documents filed with the Commission. The following financial information is qualified in its entirety by reference to such reports and documents filed with the Commission and all of the financial statements and related notes contained therein and such information is hereby incorporated by reference herein. Such reports may be examined and copies may be obtained at the offices of the Commission in the manner set forth below."

    The table entitled "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY" under "THE TENDER OFFER--Section 8. Certain Information Concerning the Company" is restated in its entirety as follows:

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY
              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              -----------   ----------
                                                              (UNAUDITED)
Balance Sheet Data:
    Investments in real estate, net.........................  $3,691,415    $3,468,138
    Total assets............................................   3,829,605     3,603,661
    Notes payable...........................................   2,641,330     2,392,137
    Minority interests......................................     103,874        33,180
    Series C, D and E preferred stock.......................     361,000       361,000
    Shareholders' equity....................................     567,795       659,840
    Book value per share....................................  $     6.09    $     7.35

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
Operating Data:

Revenues:
    Minimum rents...........................................  $ 358,996   $ 344,099
    Tenant recoveries.......................................    159,086     147,379
    Percentage rents........................................     15,171      12,300
                                                              ---------   ---------
        Total revenues......................................    533,253     503,778

Expenses:
    Operating...............................................  $ 165,129   $ 155,688
    Management fees.........................................      9,512      10,218
    Advisory fees...........................................     11,273       9,788
    General and administrative..............................      1,827       1,816
    Depreciation and amortization...........................    114,570     112,625
                                                              ---------   ---------
    Operating income........................................    230,942     213,643
    Interest expense, net...................................   (186,814)   (184,496)
                                                              ---------   ---------
                                                                 44,128      29,147
    Equity in net income of unconsolidated real estate
      affiliates............................................     11,412       9,259
    Interest and other income...............................      9,859      17,990
    Gain on sale of investments, net........................         --       1,971
                                                              ---------   ---------
    Income before minority interest and cumulative effect of
      change in accounting principle........................     65,399      58,367
    Minority interest in earnings of consolidated real
      estate affiliates.....................................     (6,622)     (4,068)
Cumulative effect of change in accounting principle.........     (2,021)         --
                                                              ---------   ---------
    Net income..............................................  $  56,756   $  54,299
                                                              =========   =========
    Net income allocable to preferred shares................     42,040      37,260
    Net income to allocable to common shares................     14,716      17,039

    Earnings Per Share:
      Basic.................................................  $    0.20   $    0.23
      Diluted...............................................  $    0.20   $    0.23

Ratio of earnings to fixed charges..........................      1.35x       1.28x
Ratio of earnings to fixed charges and preferred stock
  dividends.................................................      1.10x       1.07x

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 26, 2001 that the information set forth in this statement is true, complete and correct.

                                                       WESTFIELD AMERICA MANAGEMENT LIMITED,
                                                       In Its Capacity as Responsible Entity and
                                                       Trustee of Westfield America Trust

                                                       By:               /s/ PETER S. LOWY
                                                              --------------------------------------
                                                       Name:  Peter S. Lowy
                                                       Title: Director

    After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of March 26, 2001 that the information set forth in this statement is true, complete and correct.

                                 SCHEDULE 13E-3

                                                       WESTFIELD AMERICA, INC.

                                                       BY:             /S/ MARK A. STEFANEK
                                                              --------------------------------------
                                                       Name:  Mark A. Stefanek
                                                       Title: Chief Financial Officer

                                                       WESTFIELD AMERICA MANAGEMENT LIMITED,
                                                       in Its Capacity as Responsible Entity and
                                                       Trustee of Westfield America Trust

                                                       By:               /s/ PETER S. LOWY
                                                              --------------------------------------
                                                       Name:  Peter S. Lowy
                                                       Title: Director

                                                       WESTFIELD HOLDINGS LIMITED

                                                       BY:             /s/ STEPHEN P. JOHNS
                                                              --------------------------------------
                                                       Name:  Stephen P. Johns
                                                       Title: Director

                                                       /s/ FRANK P. LOWY
                                                       ---------------------------------------------
                                                       Frank P. Lowy

                                                       /s/ DAVID H. LOWY
                                                       ---------------------------------------------
                                                       David H. Lowy

                                                       /s/ STEVEN M. LOWY
                                                       ---------------------------------------------
                                                       Steven M. Lowy

                                                       /s/ PETER S. LOWY
                                                       ---------------------------------------------
                                                       Peter S. Lowy

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(5)(I)               Copy of amended complaint titled David Rosenberg v.
                        Westfield America, Inc., Westfield America Trust, David H.
                        Lowy, Herman Huizinga, Bernard Marcus, Francis T. Vincent,
                        Jr., Larry A. Silverstein, Roy L. Furman, Frank P. Lowy,
                        Peter Lowy, filed on March 19, 2001 in the United States
                        District Court for the Western District of Missouri, Western
                        Division.